UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

July 2016

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Pan American Silver Corp.

(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET

VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

 000-13727

(Commission File Number)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: July 6, 2016	By:	/s/ KEENAN HOHOL
Keenan Hohol
General Counsel

EXHIBIT LIST

Exhibit	Description

99.1	News Release Dated July 6, 2016 - Pan American Silver to announce its unaudited 2016 second quarter results on August 11

Exhibit 99.1 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-195220) and Form S-8 (Nos. 333-180494, 333-180495 and 333-206162) that have been filed with the Securities and Exchange Commission.